Exhibit (a)(2)
FORM OF E-MAIL ANNOUNCEMENT OF EXCHANGE OFFER

To: Eligible Optionholders
Date: February 5, 2009
Subject: ANNOUNCEMENT - Offer to Exchange Stock Options Commences Today

We are pleased to announce that Applied Energtics, Inc. is officially commencing its Offer to Exchange Certain Outstanding Stock Options to Purchase Common Stock  for New Stock Options (referred to as the “Exchange Offer”) today, February 5, 2009. The Exchange Offer will remain open until it expires at 5:00 p.m., Eastern Time, on March 6, 2009, unless the Exchange Offer is extended. Under the Exchange Offer all employees and directors of Applied Energetics  are being given the opportunity to exchange their stock options for new stock options with an exercise price equal to the greater of (i) the market price of our common stock on first trading date following the Expiration Date or (ii) $0.50.  The actual exercise price of the new options will be determined on their grant date, which will be the first trading day following the Expiration Date of the Exchange Offer.

In order to take advantage of the Exchange Offer you must also be continuously employed by Applied Energetics or by one of its wholly-owned subsidiaries or be a director of Applied Energetics through the Expiration Date of  the Exchange Offer.

Please carefully read all of the documents including the  Offer to Exchange Certain Outstanding Stock Options to Purchase Common Stock for New Stock Options, Election Form and Notice of Withdrawal and other documents that are attached in this e-mail. In order to participate in the Exchange Offer, you must meet the criteria and follow the instructions set forth in the attached documents, including returning your properly completed and signed Election Form to Applied Energetics, Inc., so that Applied Energetics receives it before 5:00 p.m., Eastern Time, on March  6, 2009 (or a later Expiration Date if Applied Energetics extends the Exchange Offer).

The Election Form contains instructions regarding the acceptable methods of  delivery of the form to Applied Energetics.

You can choose whether or not to participate in the Exchange Offer — the decision is entirely yours.  We cannot advise you on your decision as to whether or not to participate, and there are no guarantees of our future stock performance. Moreover, we are not encouraging or discouraging your participation. You should read all of the enclosed materials carefully and consult with your personal financial and tax advisors before deciding whether or not to participate.

The Exchange Offer expires on March 6, 2009 at 5:00 p.m. Eastern Time.  To participate, you must complete and submit your Election Form to Applied Energetics,  Inc. so it is RECEIVED before the Exchange Offer closes.

If you choose not to exchange any options, no action is required.

Capitalized terms used but not defined in this communication are described and defined in the Offer to Exchange Certain Outstanding Stock Options to Purchase Common Stock  for New Stock Options, dated February 5, 2009.